Mail Stop 3561

June 9, 2009

Mr. Dominick Pope
Chief Executive Officer
Tranquility, Inc.
PO Box 110310
Naples, FL 34108

> **Re:** **Tranquility, Inc.**
> **Form 10-K for the Fiscal Year Ended**
> **December 31, 2008**
> **Filed February 10, 2009**
> **File No. 000-51413**

Dear Mr. Pope:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Report of Independent registered public accounting firm, page 12

1.   For the period from August 20, 1997 (inception) to December 31, 2006, we note that the current audit report refers to, and indicates reliance on, an audit report dated March 19, 2007 issued by your predecessor auditor, Gruber & Company, LLC.   Please revise to include an audit report for this period, as required by Article 2 of Regulation S-X.

Item 15. Exhibits, Financial Statements Schedules

302 Certifications

2.   We note that your Section 302 certifications did not comply with the language
        required by Item 601(31) of Regulation S-K in the following respects:
        •   in the head note to paragraph 5 you replaced "evaluation of internal control
            over financial reporting" with "evaluation"
        •   your paragraph 5(a) does not appear to comply with Item 601(31) of
            Regulation S-K
        Please confirm in future filings, including any amendment to this Form 10-K, that
        you will revise your certifications to address the issues above.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Item 6 Exhibits

Section 302 Certifications

3.   We note that you have replaced the term "registrant" with "small business issuer"
        throughout your certification. As you are no longer a small business Registrant,
        please confirm in future filings you will revise your Section 302 certifications to
        comply.

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1934 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bill Kearns, Staff Accountant, at (202) 551-3727 or Raj Rajan, Senior Staff Accountant, at (202) 551-3388 if you have any questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Health Care Services